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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2002

Royal Standard Minerals Inc.
(Translation of registrant's name into English)
3258 Mob Neck Road, Heathsville, Virginia, 22473
(Translation of registrant's name into English)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
/s/ ROLAND M. LARSEN By:___________________________ Roland M. Larsen President

Date August 30, 2002

Royal Standard Minerals Inc.
Consolidated Balance Sheets (Prepared by Management)
(Expressed in United States Dollars)

July 31, 2002 (Unaudited)	January 31, 2002 (Audited)
Assets
Current
Cash and cash equivalents
	$748,256	$554,925
Funds held in trust
	79,275	-
Marketable securities
	47,000	47,000
Receivables
	15,997	18,043
	890,528	619,968
Capital assets	25,705	-
Exploration properties	481,706	113,078
1,397,939	$733,046

Liabilities
Current
Payables and accruals
	$ 32,715	$45,905

Shareholders' equity
Capital stock (Note 2)	6,406,013	5,667,723
Contributed surplus	1,425,413	1,425,413
Deficit	(6,466,202)	(6,405,995)
1,365,224	687,141

$1,397,939	$733,046

Responsibility for Financial Statements

The accompanying financial statements for Royal Standard Minerals Inc.  have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied.
The most significant of these accounting principles have been set out in the January 31, 2002 audited financial statements and the July 31, 2002 unaudited financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Royal Standard Minerals Inc.
Consolidated Statements of Operations and Deficit (Prepared by Management)
(Expressed in United States Dollars)
(Unaudited)

Three Months Ended		Six Months Ended
July 31,		July 31,
2002	2001	2002	2001
$	$	$	$

INTEREST INCOME	(178	(1,413)	-	-

EXPENSES
General and administration	55,131	19,808	64,297	35,834
Exchange loss (gain)	3,696	(1,997)	(4,090)	3,589

58,827	17,811	60,207	39,423

NET LOSS BEFORE THE FOLLOWING	(59,005)	(19,224)	(60,207)	(34,423)

Recovery of loan written off	-	495,735	-	495,735

NET INCOME (LOSS) FOR THE PERIOD	(59,005)	476,511	(60,207)	456,312
DEFICIT, BEGINNING OF PERIOD	(6,407,197)	(6,721,842)	(6,405,995)	(6,701,643)

DEFICIT, END OF PERIOD	(6,466,202)	(6,245,331)	(6,466,202)	(6,245,331)

BASIC INCOME (LOSS)
PER SHARE (NOTE 4)	(0.002)	0.021	(0.002)	0.019

ROYAL STANDARD MINERALS INC.
Consolidated Statements of Cash Flows (Prepared by Management)
(Expressed in United States Dollars)
(Unaudited)

Three Months Ended		Six Months Ended
July 31,		July 31,
2002	2001	2002	2001
$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss) for the period	(59,005	476,511	(60,207)	456,312
Add back depreciation	1,443	-	1,443	-
Changes in non-cash working capital:
Funds held in trust	-	-	(79,275)	-
Receivables	1,893	1,566	2,046	(13,603)
Payables and accruals	(3,067)	2,049	(13,190)	1,630

(58,736)	480,126	(149,183)	444,339

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common shares net of
share issue costs	5,312	-	738,290	123,052

CASH FLOWS FROM INVESTING ACTIVITIES

Exploration property expenditures	(310,315)	(91,835)	(368,628)	(112,525)
Capital assets	(27,148)	-	(27,148)	-
Exchange fluctuation in marketable securities	-	(146)	-	711

(337,463)	(91,981)	(395,776)	(111,814)

Change in cash and cash equivalents	(390,887)	388,145	193,331	455,577

Cash and cash equivalents, beginning of period	1,139,143	269,160	554,925	201,728

Cash and cash equivalents, end of period	748,256	657,305	748,256	657,305

ROYAL STANDARD MINERALS INC.
Notes to Consolidated Financial Statements (Prepared by Management)
(Expressed in United States Dollars)
Second Quarter Ended July 31, 2002
(Unaudited)

1. Summary of Significant Accounting Policies

The management of Royal Standard Minerals Inc. ("Royal") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended January 31, 2002.
These statements follow the same accounting policies and methods as the January 31, 2002 annual audited consolidated financial statements except for the following:

Stock Based Compensation

Effective February 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3870, stock-based compensation and other stock-based payments.  This section requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statements of income and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. None of the Company's plans qualify as direct awards of stock or as plans that create liabilities based on the price of the Company's stock, and as a result, the implementation of the section has no impact on the financial statements. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after February 1, 2002. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended July 31, 2002 is not indicative of the results that may be expected for the full year ending January 31, 2003.

2. Capital Stock

July 31, 2002
Authorized Unlimited number of common shares Issued	Shares	Amount ($)
Balance, beginning of period	19,231,338	5,667,723
Exercise of stock options	910,000	88,290
Private placement, net of issue costs	7,000,000	650,000
Balance, end of period	27,141,338	6,406,013

ROYAL STANDARD MINERALS INC.
Notes to Consolidated Financial Statements (Prepared by Management)
(Expressed in United States Dollars)
Second Quarter Ended July 31, 2002
(Unaudited)

3. Stock Options

As at July 31, 2002, the following common shares were reserved for issuance to directors, officers and employees under Royal's stock option plan:

880,000 shares at CDN $0.17 per share until May 25, 2006
960,000 shares at CDN $0.26 per share until April 25, 2007
595,000 shares at CDN $0.23 per share until May 4, 2005
655,000 shares at CDN $0.40 per share until May 13, 2007

4. Basic income (loss) per share

Basic income (loss) per share has been determined by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Fully diluted income (loss) per share which reflects the maximum possible dilution from the potential exercise of outstanding stock options is anti-dilutive and is therefore not presented.

5. Income taxes

Royal's provision for income taxes is summarized as follows:

Three Months Ended		Six Months Ended
July 31,		July 31,
2002	2001	2002	2001
$	$	$	$
Net income (loss) for the period	(59,005)	476,511	(60,207)	456,312

Expected income taxes (recoverable)
at Canadian statutory rates	(25,738)	210,237	(26,262)	201,325

Estimated taxable temporary differences
valuation allowance	25,738	(210,237)	26,262	(201,325)

Provision for income taxes	-	-	-	-

ROYAL STANDARD MINERALS INC.
Notes to Consolidated Financial Statements (Prepared by Management)
(Expressed in United States Dollars)
Second Quarter Ended July 31, 2002
(Unaudited)

5. Income Taxes (Continued)

Estimated taxable income for the period ended is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that Royal will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on Royal's actual losses for tax purposes, refer to the January 31, 2002 audited consolidated financial statements.

6. Stock Option Compensation Adjustment

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options. As a result, pro forma earnings and earnings per share have been presented.

For purposes of pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model: dividend yield of 0%; expected volatility of 1,200%; risk-free interest rate of 4.50% and an expected average life of 4.03 years.

Net loss for the six months ended July 31, 2002	$ (60,207)
Unrecorded stock option compensation adjustment	603,495
Pro forma net loss for the nine months ended October 31, 2002	$ (663,702)

Basic and fully diluted loss per share - Pro-forma	$ (0.024))

ROYAL STANDARD MINERALS INC.
Supplement to Consolidated Financial Statements (Prepared by Management)
(Expressed in United States Dollars)
Second Quarter Ended July 31, 2002
(Unaudited)

As of September 5, 2002, the following items were outstanding:

i) Common Shares

27,141,338  common shares

ii) Stock Options

880,000 shares at CDN $0.17 per share until May 25, 2006
960,000 shares at CDN $0.26 per share until April 25, 2007
595,000 shares at CDN $0.23 per share until May 4, 2005
655,000 shares at CDN $0.40 per share until May 13, 2007